LIST OF SUBSIDIARIES OF HOME FINANCING CENTERS, INC.

This list is prepared as of May 1, 2001:

Name of Subsidiary                                     State of Inc.

Home Financing Centers, Inc.                      Massachusetts
        wholly owned

MAS Acquisition X Corp.                           Indiana
        96.83% owned